EXHIBIT 99.1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)      Name of company

         Cambridge Antibody Technology

2)      Name of director

         John Aston

3)      Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of
         18 or in respect of a non-beneficial interest

         As in 2 Above

4)      Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

         As in 2 above

5)      Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

         As in 2 above

6)      Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

         Market purchase of 2,086 shares to be held as 'Invested Shares' under Executive Incentive Plan

7)      Number of shares/amount of
         stock acquired

         2,086

8)      Percentage of issued class

         0.0005%

9)      Number of shares/amount
         of stock disposed

         None

10)    Percentage of issued class

         None

11)    Class of security

         Ordinary 10 pence shares

12)    Price per share

         £4.75

13)    Date of transaction

         19 February 2004

14)    Date company informed

         19 February 2004

15)    Total holding following this notification

         40,801

16)    Total percentage holding of issued class following this notification

         0.10%

If a director has been granted options by the company please complete the following boxes

17)    Date of grant

         20 February 2004

18)    Period during which or date on which exercisable

         20 February 2007 to 19 February 2010

19)    Total amount paid (if any) for grant of the option

         Nil

20)    Description of shares or debentures involved: class, number

         40,410 Ordinary 10 pence shares

21)    Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

         10 pence per share subject to Award

22)    Total number of shares or debentures over which options held following this notification

         135,461 of which:

           95,051 are Options under Company Share Option Plan
           34,152 are Restricted Share Awards under Executive Incentive Plan
             6,258 are Matching Shares under Executive Incentive Plan

23)    Any additional information

         Awards granted under the Executive Incentive Plan are subject to performance conditions

24)    Name of contact and telephone number for queries

         Justin Hoskins: 01223 898589

25)    Name and signature of authorised company official responsible for making this notification

         Diane Mellett
         Date of Notification   20 February 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)      Name of company

         Cambridge Antibody Technology

2)      Name of director

         Peter Chambre

3)      Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

         As in 2 Above

4)      Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

         As in 2 above

5)      Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

         As in 2 above

6)      Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

         Market purchase of 11,153 shares to be held as 'Invested Shares' under Executive Incentive Plan

7)      Number of shares/amount of stock acquired

         11,153

8)      Percentage of issued class

         0.027%

9)      Number of shares/amount
         of stock disposed

         None

10)    Percentage of issued class
         None

11)    Class of security

         Ordinary 10 pence shares

12)    Price per share

         £4.75

13)    Date of transaction

         19 February 2004

14)    Date company informed

         19 February 2004

15)    Total holding following this notification

         32,775

16)    Total percentage holding of issued class following this notification

         0.08%

If a director has been granted options by the company please complete the following boxes

17)    Date of grant

         20 February 2004

18)    Period during which or date on which exercisable

         20 February 2007 to 19 February 2010

19)    Total amount paid (if any) for grant of the option

         Nil

20)    Description of shares or debentures involved: class, number

         79,847 Ordinary 10 pence shares

21)    Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

         10 pence per share subject to Award

22)    Total number of shares or debentures over which options held following this notification

         286,821 of which:
         206,974 are Options under Company Share Option Plan
            46,388 are Restricted Share Awards under Executive Incentive Plan
           33,459 are Matching Shares under Executive Incentive Plan

23)    Any additional information

         Awards granted under the Executive Incentive Plan are subject to performance conditions

24)    Name of contact and telephone number for queries

         Justin Hoskins: 01223 898589

25)    Name and signature of authorised company official responsible for making this notification

         Diane Mellett

         Date of Notification 20 February 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)      Name of company

         Cambridge Antibody Technology

2)      Name of director

         David Glover

3)      Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

         As in 2 Above

4)      Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

         As in 2 above

5)      Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

         As in 2 above

6)      Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of 1,043 shares to be held as "Invested Shares" under Executive Incentive Plan

7)      Number of shares/
         amount of stock acquired

         1,043

8)      Percentage of issued class

         0.0025%

9)      Number of shares/amount
         of stock disposed

         None

10)    Percentage of issued class

         None

11)    Class of security

         Ordinary 10 pence shares

12)    Price per share

         £4.75

13)    Date of transaction

         19 February 2004

14)    Date company informed

         19 February 2004

15)    Total holding following this notification

         14,555

16)    Total percentage holding of issued class following this notification

         0.036%

If a director has been granted options by the company please complete the following boxes

17)    Date of grant

         20 February 2004

18)    Period during which or date on which exercisable

         20 February 2007 to 19 February 2010

19)    Total amount paid (if any) for grant of the option
         Nil

20)    Description of shares or debentures involved: class, number
         21,429 Ordinary 10 pence shares

21)    Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

         10 pence per share subject to Award

22)    Total number of shares or debentures over which options held following this notification

         142,123 of which:

         120,694 are Options under Company Share Option Plan

         18,300 are Restricted Share Awards under Executive Incentive Plan

         3,129 are Matching Shares under Executive Incentive Plan

23)    Any additional information

         Awards granted under the Executive Incentive Plan are subject to performance conditions

24)    Name of contact and telephone number for queries

         Justin Hoskins: 01223 898589

25)    Name and signature of authorised company official responsible for making this notification

         Diane Mellett
         Date of Notification 20 February 2004